Private Wealth Management

Dreyfus Midcap Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund

Seeking to match the performance of select stock market indexes

PROSPECTUS March 1, 2004

This prospectus is to be used only by clients of Mellon's Private Wealth Management group.

Contents

This prospectus is designed to be used only by clients of Mellon's Private Wealth Management group that maintain qualified fiduciary, custody or other accounts with Mellon Bank, N.A. or Boston Safe Deposit and Trust Company, or their bank affiliates.

The Funds

Dreyfus Midcap Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund



INTRODUCTION

The Dreyfus Index Funds invest in various types of stocks using an indexing approach. Each fund seeks to match the performance of a different stock market index, as described on the following pages.

In managing their portfolios, the funds do not rely on the professional judgment of a portfolio manager for decisions about asset allocation or securities selection, as do actively managed funds. Instead, each fund looks to its respective index in determining which securities to hold, and in what proportion.

Indexing has the potential to eliminate some of the risks of active management, and to increase an investor's after-tax performance. At the same time, indexing also means that a fund does not have the option of changing its strategy, even at times when it may appear advantageous to do so.

Dreyfus Midcap Index Fund

Ticker Symbol: **PESPX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the fund generally is fully invested in stocks included in the index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 400 stocks in the S&P MidCap 400 in proportion to their weighting in the index. The S&P MidCap 400 is composed of 400 stocks of medium-size domestic companies with market capitalizations ranging between approximately $470 million and $11 billion, depending on index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Midcap companies: established companies that may not be well known. Midcap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the S&P Midcap 400 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P MidCap 400, a broad measure of midcap stock performance. All returns assume reinvestment of dividends and dis-tributions. Of course, past performance is no guar-antee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel-evant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.



Year-by-year total returns *as of 12/31 each year (%)*

94	-3.96
95	30.35
96	18.52
97	31.53
98	18.42
99	14.02
00	16.74
01	-1.01
02	-15.02
03	34.94

Best Quarter:	Q4 '98	**+27.84%**
Worst Quarter:	Q3 '02	**-16.68%**

Average annual total returns *as of 12/31/03*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**34.94%**	**8.61%**	**13.32%**
Fund *returns after taxes on distributions*	**34.76%**	**6.38%**	**10.72%**
Fund *returns after taxes on distributions and sale of fund shares*	**22.95%**	**6.32%**	**10.43%**
S&P MidCap 400 *reflects no deduction for fees, expenses or taxes*	**35.62%**	**9.21%**	**13.93%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee *charged only when selling shares you* *have owned for less than six months*	**1.00%**

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses	0.01%
Total	**0.51%**

Expense example

1 Year	3 Years	5 Years	10 Years
$52	**$164**	**$285**	**$640**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus Smallcap Stock Index Fund

Ticker Symbol: **DISSX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's SmallCap 600 Index. To pursue this goal, the fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's portfolio investments are selected by a "sampling" process based on market capitalization, industry representation and other means. The fund expects to invest in approximately 500 or more of the stocks in the S&P SmallCap 600 index. However, at times, the fund may be fully invested in all the stocks that comprise the index. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The S&P SmallCap 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $70 million and $4.6 billion, depending on index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Small-capitalization companies: new, often entrepreneurial companies. Small-cap companies can, if successful, grow faster than large-cap companies and typically use profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Sampling: a statistical process used to select stocks so that the portfolio has investment characteristics that closely approximate those of the index.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk*. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Smaller company risk*. Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors.

- *Indexing strategy risk*. The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk*. The fund may invest in futures contracts whose performance is tied to the S&P SmallCap 600 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P SmallCap 600, a broad measure of small-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/03*

	1 Year	5 Years	Since inception (6/30/97)
Fund *returns before taxes*	37.74%	9.20%	8.67%
Fund *returns after taxes on distributions*	37.68%	8.21%	7.59%
Fund *returns after taxes on distributions and sale of fund shares*	24.60%	7.44%	6.93%
S&P SmallCap 600 *reflects no deduction for fees, expenses or taxes*	38.79%	9.67%	9.11%

Year-by-year total returns *as of 12/31 each year (%)*



| Best Quarter: | Q4 '01 | +20.56% |
| Worst Quarter: | Q3 '98 | -20.86% |

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee	**1.00%**
charged only when selling shares you have owned for less than six months	

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.50%**

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Dreyfus International Stock Index Fund

Ticker Symbol: **DIISX**



GOAL/APPROACH

The fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (Free) Index (EAFE®). To pursue this goal, the fund invests in a representative sample of stocks of foreign companies included in the EAFE index, and in futures whose performance is tied to certain countries included in the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's portfolio investments are selected by a "sampling" process based on country, market capitalization, industry weightings and other benchmark characteristics. The fund expects to invest in approximately 550 or more of the stocks in the EAFE index. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The EAFE index is a broadly diversified international index composed of the equity securities of approximately 1,000 companies located outside the U.S. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones.

The fund also may use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

Foreign companies: companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) with a majority of their assets or business outside the U.S.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk*. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk*. The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Each of these risks could increase the fund's volatility.

- *Indexing strategy risk*. The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk*. The fund may invest in futures contracts whose performance is tied to local market indices, such as the DAX, CAC 40 or FTSE 100, and may enter into foreign currency forward and futures contracts. While used primarily as a substitute for the sale or purchase of securities or to maintain the approximate currency exposure of the EAFE index, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (Free) Index (EAFE), a broad measure of foreign stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/03*

	1 Year	5 Years	Since inception (6/30/97)
Fund *returns before taxes*	36.94%	-1.09%	0.34%
Fund *returns after taxes on distributions*	36.20%	-1.50%	-0.06%
Fund *returns after taxes on distributions and sale of fund shares*	24.50%	-1.13%	0.09%
MSCI EAFE Index *reflects no deduction for fees, expenses or taxes*	38.59%	-0.09%	1.36%

What this fund is — and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



Year-by-year total returns *as of 12/31 each year (%)*

19.36 | 27.29 | -15.66 | -22.04 | -17.41 | 36.94

94 95 96 97 98 99 00 01 02 03

| **Best Quarter:** | Q4 '98 | +20.33% |
| **Worst Quarter:** | Q3 '02 | -20.55% |



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee	**1.00%**
charged only when selling shares you have owned for less than six months	

Annual fund operating expenses
% of average daily net assets

Management fees	0.35%
Shareholder services fee	0.25%
Other expenses	0.00%
Total	**0.60%**

Expense example

1 Year	3 Years	5 Years	10 Years
$61	**$192**	**$335**	**$750**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.



MANAGEMENT

The investment adviser for each fund is The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $166 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund and Dreyfus Smallcap Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.25% of the fund's average daily net assets, and Dreyfus International Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.35% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation, a global financial services company with approximately $3.5 trillion of assets under management, administration or custody, including approximately $657 billion under management. Mellon provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Each fund, Dreyfus and Dreyfus Service Corporation (each fund's distributor) have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. The action seeks to recover allegedly improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the Plaintiff claims, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus and Dreyfus Founders Funds over other funds, and that such payments were not disclosed to investors. In addition, Plaintiff asserts that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiff further alleges that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaint seeks compensatory and punitive damages, recission of the advisory contracts, an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation costs. These actions will be defended vigorously, and we believe they are totally without merit.



FINANCIAL HIGHLIGHTS

Dreyfus Midcap Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2003	2002	2001	2000	1999
Per-Share Data ($):						
Net asset value, beginning of period		17.66	19.31	25.76	24.14	25.80
Investment operations:	Investment income – net[1]	.13	.12	.16	.22	.21
	Net realized and unrealized gain (loss) on investments	5.07	(1.04)	(3.02)	6.07	4.46
Total from investment operations		5.20	(.92)	(2.86)	6.29	4.67
Distributions:	Dividends from investment income – net	(.12)	(.15)	(.21)	(.20)	(.31)
	Dividends from net realized gain on investments	(.32)	(.58)	(3.38)	(4.47)	(6.02)
Total distributions		(.44)	(.73)	(3.59)	(4.67)	(6.33)
Redemption fee reimbursement		.00[2]	.00[2]	.00[2]	.00[2]	.00[2]
Net asset value, end of period		22.42	17.66	19.31	25.76	24.14
Total Return (%)		30.05	(5.30)	(12.85)	30.77	20.48
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets		.51	.50	.50	.50	.50
Ratio of net investment income to average net assets		.69	.61	.72	.90	.90
Portfolio turnover rate		12.12	19.09	28.34	45.74	50.17
Net assets, end of period ($ x 1,000)		1,119,730	703,536	545,881	487,756	282,544

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01.*



FINANCIAL HIGHLIGHTS

Dreyfus Smallcap Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by PricewaterhouseCoopers LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2003	2002	2001	2000	1999
Per-Share Data ($):						
Net asset value, beginning of period		12.36	12.98	15.49	13.03	12.16
Investment operations:	Investment income – net[1]	.06	.04	.04	.03	.04
	Net realized and unrealized gain (loss) on investments	3.95	(.53)	(1.06)	3.06	1.38
Total from investment operations		4.01	(.49)	(1.02)	3.09	1.42
Distributions:	Dividends from investment income – net	(.04)	(.04)	(.03)	(.04)	(.05)
	Dividends from net realized gain on investments	(.03)	(.09)	(1.46)	(.59)	(.50)
Total distributions		(.07)	(.13)	(1.49)	(.63)	(.55)
Redemption fee reimbursement		.00[2]	.00[2]	.00[2]	–	–
Net asset value, end of period		16.30	12.36	12.98	15.49	13.03
Total Return (%)		32.63	(3.92)	(6.95)	24.64	11.86
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets		.50	.50	.50	.50	.50
Ratio of interest expense and loan commitment fees to average net assets		.00[3]	.00[3]	.01	.01	.01
Ratio of net investment income to average net assets		.44	.30	.28	.21	.34
Portfolio turnover rate		13.52	12.35	42.01	36.89	41.97
Net assets, end of period ($ x 1,000)		276,954	161,889	83,182	59,628	35,991

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Amount represents less than .01%.



FINANCIAL HIGHLIGHTS

Dreyfus International Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by PricewaterhouseCoopers LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | *Year Ended October 31,* | | | | |
	2003	2002	2001	2000	1999
Per-Share Data ($):					
Net asset value, beginning of period	8.89	10.60	14.18	14.95	12.25
Investment operations: Investment income − net[1]	.18	.15	.15	.19	.17
Net realized and unrealized gain (loss) on investments	2.04	(1.73)	(3.74)	(.78)	2.62
Total from investment operations	2.22	(1.58)	(3.59)	(.59)	2.79
Distributions: Dividends from investment income − net	(.20)	(.13)	−	(.18)	(.09)
Redemption fee reimbursement	.00[2]	.00[2]	.01	.00[2]	−
Net asset value, end of period	10.91	8.89	10.60	14.18	14.95
Total Return (%)	25.49	(15.12)	(25.25)	(4.09)	22.87
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	1.98	1.44	1.26	1.21	1.27
Portfolio turnover rate	11.37	24.12	30.02	15.32	9.01
Net assets, end of period ($ x 1,000)	91,731	82,091	72,344	51,619	37,504

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

Your Investment



ACCOUNT POLICIES

Buying shares

To purchase fund shares, contact your account officer.

You pay no sales charges to invest in these funds. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) every day the exchange is open. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are generally valued based on market value or, where market quotations are not readily available, based on fair value as determined in good faith by the fund's board.

Selling shares

To sell (redeem) or exchange fund shares, contact your account officer.

You may sell shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling recently purchased shares, please note that if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares.

General policies

Unless you decline telephone privileges on your application, you may be responsible for any fraudulent telephone order as long as Dreyfus takes reasonable measures to verify that the order is from an account officer or their designee.

Each fund reserves the right to:

- refuse any purchase or exchange request that could adversely affect the fund or its operations, including those from any individual or group who, in the fund's view, is likely to engage in excessive trading (usually defined as more than four purchases/redemptions or exchanges (so-called roundtrips) during any twelve-month period)
- refuse any purchase or exchange request in excess of 1% of the fund's total assets
- change or discontinue its exchange privilege, or temporarily suspend this privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only in cases of very large redemptions, excessive trading or during unusual market conditions)

Each fund also reserves the right to make a "redemption in kind" — payment in portfolio securities rather than cash — if the amount you are redeeming is large enough to affect fund operations (for example, if it represents more than 1% of the fund's assets).



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in a fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

NOTES

NOTES

For More Information

Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund
series of Dreyfus Index Funds, Inc.

SEC file number: 811-5883

Dreyfus Midcap Index Fund, Inc.

SEC file number: 811-6325

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

SEC http://www.sec.gov

Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.